Larry A. Cerutti 949.622.2710 telephone 949.622.2739 facsimile larry.cerutti@troutmansanders.com	TROUTMAN SANDERS LLP Attorneys at Law 5 Park Plaza, Suite 1400 Irvine, CA 92614-2545 949.622.2700 telephone troutmansanders.com

May 4, 2015

via edgar correspondence and FEDEX

Ms. Pamela Long
Assistant Director

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Pacific Ethanol, Inc. Amendment No. 2 to Registration Statement on Form S-4 Filed April 21, 2015 File No. 333-201879

Dear Ms. Long:

This letter responds to the comments of your letter dated May 1, 2015 relating to Pacific Ethanol, Inc. (the “Company”).

The enclosed clean and marked-to-show-changes copies of Form S-4/A (Amendment No. 3 to Form S-4), Reg. No. 333-201879 (the “Registration Statement”), contain revisions that are directly in response to your comments. We have reproduced below in bold font the comment set forth in your letter, together with a response in regular font immediately following each reproduced comment. The page number referenced below corresponds to the marked versions of the Registration Statement enclosed herewith. The response in this letter corresponds to the number you placed adjacent to the comment in your letter.

Aventine Forward-Looking Financial Information, page 26

1.	We note your response to comment 3 of our letter dated April 16, 2015 and we re-issue our comment. Please disclose why Aventine did not provide projections for the combined company and how, if at all, the lack of such combined projections influenced its conclusions.

The disclosure in the “Aventine Forward-Looking Financial Information” section on page 27 of the Joint Proxy Statement/Prospectus has been revised to disclose why Aventine did not provide projections for the combined company and the alternative factors Aventine’s board of directors identified which were influential in its analysis of the transaction.

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Securities and Exchange Commission

May 4, 2015

We trust that the foregoing is responsive to the comments contained in your letter of comments dated May 1, 2015. If you have any questions, please call me at (949) 622-2710.

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Sincerely yours,

Troutman Sanders LLP

/s/ Larry A. Cerutti

Larry A. Cerutti

Enclosures

cc:	Ameed Hamady (via Edgar correspondence)
Terence O’Brien (via Edgar correspondence)
Frank Pigott (via Edgar correspondence)
Craig Slivka (via Edgar correspondence)
Christopher W. Wright, Esq. (via email)
Ackneil M. Muldrow, Esq. (via email)